UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Viper Resources, Inc.
(Name of Issuer)

Common Stock
(Title of class of securities)

92763L107
(CUSIP number)
Scott E. Rapfogel, Attorney at Law c/o Gottbetter & Partners, LLP 488 Madison Avenue, 12th Floor, New York, New York 10020 (212) 400-6900
(Name, address and telephone number of person authorized to receive notices and communications)

April 25 , 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .      .

CUSIP No. 92763L107	13D	Page 2

1	NAME OF REPORTING PERSON: CHIMERICA CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) .
(b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	.
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 35,000,000
	8	SHARED VOTING POWER: N/A
	9	SOLE DISPOSITIVE POWER: 35,000,000
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 41.6% (1)
14	TYPE OF REPORTING PERSON:

(1)

Based on 84,116,214 shares of Common Stock outstanding as of June 1, 2011, which includes shares reserved for issuance under warrants that are exercisable within 60 days from the date of this report.

CUSIP No. 92763L107	13D	Page 3

ITEM 1 SECURITY AND ISSUER

This report relates to the Common Stock, par value $0.00001 per share (the “Common Stock”), of Viper Resources, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the issuer are located at Uptown Center, 2100 West Loop South, Suite 900, Houston, Texas 77027.

ITEM 2 IDENTITY AND BACKGROUND

(a)

 Chimerica Capital, LLC

(b)

 800 E. Colorado Blvd., Suite 888, Pasadena, CA 91101

(c)

 N/A

(d)

 None

(e)

 None

(f)

Delaware

ITEM 5 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total amount paid and invested by the Reporting Person was $300,000, none of which represented funds that were borrowed for the purpose of acquiring, holding, trading or voting the securities reported herein.

ITEM 4   PURPOSE OF THE TRANSACTION

This report is being filed to report the acquisition in a private, negotiated transaction of a total of 35,000,000 shares of Common Stock of the Issuer by the Reporting Person on April 25, 2011.

ITEM 5   INTERESTS IN SECURITIES OF THE ISSUER

(a)

The total number of shares of Common Stock of the Issuer that the Reporting Person beneficially owns, in the aggregate, is 35,000,000, which represents approximately 41.6% of the total outstanding shares of Common Stock of the Issuer.  Such percentage is based on 84,116,214 shares of Common Stock outstanding as of June 1, 2011, which includes shares reserved for issuance under warrants that are exercisable within 60 days from the date of this report.

(b)

The Reporting Person has the sole voting power with respect to the shares purchased.

(c)

N/A

(d)

N/A

(e)

N/A

ITEM 6    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES IF THE ISSUER

The Reporting Person has no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7 MATERIALS TO BE FILED AS EXHIBITS

None

CUSIP No. 92763L107	13D	Page 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 2011

CHIMERICA CAPITAL, LLC By: /s/Vincent Wang Name: Vincent Wang Title: Authorized Person